Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 27, 2022

Relating To Preliminary Prospectus Supplement dated September 27, 2022 to Prospectus dated September 22, 2022

Registration Statement No. 333-267554

Sandstorm Gold Ltd.

Treasury Offering of Common Shares

September 27, 2022

A final base shelf prospectus containing important information relating to securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, and a corresponding registration statement on Form F-10 (File No. 333-237807) has been filed with the U.S. Securities and Exchange Commission (the “SEC”).

A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the Common Shares. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the Common Shares, before making an investment decision.

Copies of the final base shelf and any applicable prospectus supplement may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. (“BMO Capital Markets”), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. You may also get these documents for free by visiting SEDAR at www.sedar.com or EDGAR on the SEC website at www.sec.gov

Terms and Conditions

Issuer:	Sandstorm Gold Ltd. (the “Company”).

Offering:	Treasury offering of 15,700,000 common shares (“Common Shares”)

Offering Price:	US$5.10 per Common Share

Offering Amount:	US$80,070,000

Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any.

Use of Proceeds:	The net proceeds of the Offering will be used to fund future acquisitions of streams and royalties, the repayment, from time to time, of amounts drawn under the Company’s revolving credit facility, and other general working capital purposes.

Standstill:	The Company will enter into a 90-day standstill agreement with the underwriters.

Form of Offering:	Bought deal by way of prospectus supplement to be filed in all provinces and territories of Canada, other than Quebec. Registered public offering in the U.S. via MJDS.

Listing:	The existing common shares of the Company are listed on the Toronto Stock Exchange under the symbol “SSL” and on the New York Stock Exchange under the symbol “SAND”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

Joint Bookrunners:	BMO Capital Markets, Scotiabank

Commission:	5.0%.

Closing:	October 4, 2022.